UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

SkyAI, Inc.

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

INCLUDING ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS

UNDER THE RIGHTS PLAN

AND

STRATEGIC WARRANTS TO PURCHASE COMMON STOCK

AND

CASH PRE-FUNDED WARRANTS TO PURCHASE COMMON STOCK

AND

CRYPTOCURRENCY PRE-FUNDED WARRANTS TO PURCHASE COMMON STOCK

AND

CASH STAPLED WARRANTS TO PURCHASE COMMON STOCK

AND

CRYPTOCURRENCY STAPLED WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

82003F 309

(CUSIP Number of Class of Securities)

Paul K. Danner

Chief Executive Officer

SkyAI, Inc.

105 Maxess Road,

Melville, New York 11747

Telephone: (631) 574 -4436

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Jonathan Deblinger, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

Tel: (212) 370-1300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed by SkyAI, Inc., a Nevada corporation (“SkyAI” or the “Company”), with the U.S. Securities and Exchange Commission (“SEC”) on October 16, 2026 (as amended and supplemented on October 19, 2026, October 27, 2026, October 28, 2026, October 29, 2026 and November 2, 2026, the “Schedule TO”) relating to the tender offer by the Company (“Offer”) to purchase for cash up to 48,311,489 shares of its common stock, par value $0.0001 per share, including the associated preferred share purchase rights issued pursuant to the Rights Plan, by and between the Company and VStock Transfer LLC, as rights agent, and up to 5,137,615 cash pre-funded warrants issued pursuant to the securities purchase agreements entered into by the Company dated August 25, 2025 (“Cash Pre-Funded Warrants”), 10,463,001 pre-funded warrants issued pursuant to the cryptocurrency securities purchase agreements dated August 25, 2025 (“Cryptocurrency Pre-Funded Warrants” and together with the Cash Pre-Funded Warrants, the “Pre-Funded Warrants”), 3,955,293 warrants issued on August 28, 2025 (“Strategic Warrants”) each at a purchase price of $3.00 per share, in the case of the Common Stock (less $0.0001 in the case of the Pre-Funded warrants and Strategic Warrants) and 41,054,034 cash stapled warrants issued pursuant to the securities purchase agreements entered into by the Company dated August 25, 2025 (“Cash Stapled Warrants”) and 22,159,638 cryptocurrency stapled warrants issued pursuant to the cryptocurrency securities purchase agreements dated August 25, 2025 (“Cryptocurrency Stapled Warrants” and together with the Cash Stapled Warrants, the “Stapled Warrants”), each at a purchase price of $0.17 per share, in the case of the Stapled Warrants, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2026, as amended (the “Offer to Purchase”), a copy of which was attached thereto as Exhibit (a)(1)(A), in the related Letter of Transmittal for Common Stock (the “Letter of Transmittal for Common Stock”), a copy of which was attached thereto as Exhibit (a)(1)(B), and in the related Letter of Transmittal for Pre-Funded Warrants and Strategic Warrants, as amended (the “Letter of Transmittal for Pre-Funded Warrants and Strategic Warrants”), a copy of which was attached thereto as Exhibit (a)(1)(C) and in the related Letter of Transmittal for Stapled Warrants (the “Letter of Transmittal for Stapled Warrants”, together with the Letter of Transmittal for Pre-Funded Warrants and Strategic Warrants and the Letter of Transmittal for Common Stock, the “Letters of Transmittal”), a copy of which was attached thereto as Exhibit (a)(1)(D).

This Amendment No. 6 amends the Schedule TO to update Item 11 of the Schedule TO to update information with respect to securities being tendered by directors and officers.

This Schedule TO is intended to satisfy the reporting requirements of 13e-4 under the Exchange Act.

The purpose of this Amendment No. 6 is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the other exhibits to the Schedule TO remains unchanged. This Amendment No. 6 should be read with the Schedule TO, the Offer to Purchase and the related Letters of Transmittal, and the other exhibits to the Schedule TO.

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by SkyAI, Inc., a Nevada corporation (“SkyAI” or the “Company”), to purchase up to 48,311,489 shares of its common stock, par value $0.0001 per share, including the associated preferred share purchase rights issued pursuant to the Rights Plan, by and between the Company and VStock Transfer LLC, as rights agent, and up to 5,137,615 cash pre-funded warrants issued pursuant to the securities purchase agreements entered into by the Company dated August 25, 2025 (“Cash Pre-Funded Warrants”), 10,463,001 pre-funded warrants issued pursuant to the cryptocurrency securities purchase agreements dated August 25, 2025 (“Cryptocurrency Pre-Funded Warrants” and together with the Cash Pre-Funded Warrants, the “Pre-Funded Warrants”), 3,955,293 warrants issued on August 28, 2025 (“Strategic Warrants”) each at a purchase price of $3.00 per share, in the case of the Common Stock (less $0.0001 in the case of the Pre-Funded warrants and Strategic Warrants) and 41,054,034 cash stapled warrants issued pursuant to the securities purchase agreements entered into by the Company dated August 25, 2025 (“Cash Stapled Warrants”) and 22,159,638 cryptocurrency stapled warrants issued pursuant to the cryptocurrency securities purchase agreements dated August 25, 2025 (“Cryptocurrency Stapled Warrants” and together with the Cash Stapled Warrants, the “Stapled Warrants”), each at a purchase price of $0.17 per share, in the case of the Stapled Warrants, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2026, as amended (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), in the related Letter of Transmittal for Common Stock (the “Letter of Transmittal for Common Stock”), a copy of which is attached hereto as Exhibit (a)(1)(B), and in the related Letter of Transmittal for Pre-Funded Warrants and Strategic Warrants, as amended (the “Letter of Transmittal for Pre-Funded Warrants and Strategic Warrants”), a copy of which is attached hereto as Exhibit (a)(1)(C) and in the related Letter of Transmittal for Stapled Warrants (the “Letter of Transmittal for Stapled Warrants”, together with the Letter of Transmittal for Pre-Funded Warrants and Strategic Warrants and the Letter of Transmittal for Common Stock, the “Letters of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(D). This Statement is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Statement, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	Name and Address: The name of the subject company (which is also the issuer) is SkyAI, Inc., a Nevada corporation. The address of the Company’s principal executive office is 105 Maxess Road, Melville, New York 11747. The Company’s telephone number is (631) 574 -4436.

(b)	Securities: The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price: The information set forth in Section 8 (“Price Range of Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants and Cryptocurrency Stapled Warrants; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address: The name of the filing person is SkyAI, Inc., a Nevada corporation, which is also the subject company. The Company’s address and telephone number are set forth in Item 2 above.

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ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet,” and in Section 1 (“Number of Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants,Strategic Warrants, Cash Stapled Warrants and Cryptocurrency Stapled Warrants; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”), Section 3 (“Procedures for Tendering Shares or Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants,Strategic Warrants, Cash Stapled Warrants and Cryptocurrency Stapled Warrants”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants,Strategic Warrants, Cash Stapled Warrants and Cryptocurrency Stapled Warrants and Payment of Purchase Price”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants and Cryptocurrency Stapled Warrants”), Section 12 (“Effects of the Offer on the Market for Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants and Cryptocurrency Stapled Warrants; Registration under the Exchange Act”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Extension of the Tender Offer; Termination; Amendment”), Section 16 (“Fees and Expenses”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b)	Purchases: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants and Cryptocurrency Stapled Warrants”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants and Cryptocurrency Stapled Warrants”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) of the Offer to Purchase is incorporated herein by reference.

(b)	Use of the Securities Acquired: The information set forth in Section 5 (“Purchase of Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants and Cryptocurrency Stapled Warrants and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(c)	Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)	Conditions: The information set forth in Section 7 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(d)	Borrowed funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

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ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants and Cryptocurrency Stapled Warrants”) of the Offer to Purchase is incorporated herein by reference.

(b)	Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants and Cryptocurrency Stapled Warrants”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations: The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a)	Financial Information. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2026, including the financial information set forth in Item 8 - Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2026 and June 30, 2026, filed with the SEC on May 14, 2026 and August 7, 2026, respectively, are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.

(c)	Summary Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)

Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”), Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants and Cryptocurrency Stapled Warrants”) and Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

As of November 11, 2026, the following officers and directors have informed us that they will be tendering shares in the Offer:

1.	Soren Bo Christiansen, MD: 24 Shares
2.	Timothy J. Ruemler: 20,031 Shares

In addition, SOL Markets has informed us they will be tendering the following securities in the Offer: 2,157,900 Shares and 3,955,293 Strategic Warrants

(b)

Other material information. The information set forth in the Offer to Purchase and the related Letters of Transmittal, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Subject to, and effective upon, acceptance for purchase of, and payment for Warrants or Stapled Warrants tendered herewith in accordance with the terms of the Offer, the holder hereby (a) irrevocably sell, assign and transfer to, or upon the order of, the Company, all right, title and interest in and to all Warrants and/or Stapled Warrants that are being tendered hereby, (b) waive any and all rights with respect to the Warrants and/or Stapled Warrants, (c) release and discharge the Company from any and all claims I/we may have now, or may have in the future, arising out of, or related to, the Shares, Warrants and/or Stapled Warrants and (d) irrevocably constitute and appoint the Depositary as my/our true and lawful agent and attorney-in-fact with respect to any such tendered Warrants and/or Stapled Warrants, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) deliver certificates representing such Warrants and/or Stapled Warrants, or transfer ownership of such Warrants and/or Stapled Warrants on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (ii) present such Warrants and/or Stapled Warrants for transfer on the relevant security register and (iii) receive all benefits or otherwise exercise all rights of beneficial ownership of such Warrants and/or Stapled Warrants (except that the Depositary will have no rights to, or control over, funds from the Company, except as agent for tendering holders, for the consideration payable pursuant to the Offer).

The Officers and Directors of the Company do not hold any Stapled Warrants.

ITEM 12. EXHIBITS.

An exhibit index immediately preceding the signature page hereto is incorporated by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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Exhibit Index

(a)(1)(A)	Offer to Purchase dated October 15, 2026, as amended

(a)(1)(B)	Letter of Transmittal for Common Stock

(a)(1)(C)	Letter of Transmittal for Pre-Funded Warrants and Strategic Warrants, as amended

(a)(1)(D)	Letter of Transmittal for Stapled Warrants

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, as amended.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, as amended

(a)(1)(H)	Press Release dated October 11, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 13, 2026).

(a)(1)(I)	Press Release dated October 14, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 15, 2026).

(a)(1)(J)	Email from MacKenzie Partners, Inc to Shareholders.

(a)(1)(K)	Press Release dated October 19, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2026).

(a)(1)(L)	Press Release dated October 27, 2026

(a)(1)(M)	Press Release dated November 2, 2026

(a)(1)(N)	SkyAI Tender Offer: Frequenrly Asked Questions as uploaded to the Company’s Website

(b)	Not Applicable.

(c)	Not Applicable

(d)(1)	Form of Underwriting Agreement (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on January 30, 2025)

(d)(2)	Certificate of Designation of Series D Preferred Stock, dated July 16, 2025 (incorporated by reference to Exhibit 3.1 of the current report on Form 8-K filed on July 18, 2025)

(d)(3)	Form of Series A Warrant (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed on January 30, 2025)

(d)(4)	Form of Series B Warrant (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed on January 30, 2025)

(d)(5)	Form of Cash Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed on August 25, 2025)

(d)(6)	Form of Cryptocurrency Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed on August 25, 2025)

(d)(7)	Form of Cash Stapled Warrant (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed on August 25, 2025)

(d)(8)	Form of Cryptocurrency Stapled Warrant (incorporated by reference to Exhibit 4.4 of the current report on Form 8-K filed on August 25, 2025)

(d)(9)	Form of First Amendment to Series A Warrant (incorporated by reference to Exhibit 4.5 of the current report on Form 8-K filed on August 25, 2025)

(d)(10)	Strategic Warrant (incorporated by reference to Exhibit 4.6 of the current report on Form 8-K filed on September 2, 2025)

(d)(11)	2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.36 of the Registrant’s Registration Statement on Form S-1; 333-284237, originally filed on January 22, 2025)

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(d)(12)	Subscription and Investment Representation Agreement, dated July 16, 2025, by and between Sharps Technology, Inc. and Paul K. Danner (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on July 18, 2025)

(d)(13)	Form of Cash Securities Purchase Agreement, dated as of August 25, 2025, between Sharps Technology, Inc. and each Purchaser (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on August 25, 2025)

(d)(14)	Form of Cryptocurrency Securities Purchase Agreement, dated as of August 25, 2025, between Sharps Technology, Inc. and each Purchaser (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed on August 25, 2025)

(d)(15)	Form of Registration Rights Agreement, dated as of August 25, 2025, between Sharps Technology, Inc. and each Holder (incorporated by reference to Exhibit 10.3 of the current report on Form 8-K filed on August 25, 2025)

(d)(16)	Amended and Restated Employment Agreement dated May 13, 2026, by and between Company and Alice Zhang (incorporated by reference to Exhibit 10.2 of the quarterly report on Form 10-Q filed on May 14, 2026)

(d)(17)	Amended and Restated Employment Agreement dated May 13, 2026, by and between Company and Paul K. Danner (incorporated by reference to Exhibit 10.1 of the quarterly report on Form 10-Q filed on May 14, 2026)

(d)(18)	Separation Agreement between Sharps Technology, Inc. and Robert M. Hayes (incorporated by reference to Exhibit 10.6 of the current report on Form 8-K filed on August 25, 2025)

(d)(19)	Sales Agreement, dated as of September 2, 2025, by and among the Company, Cantor Fitzgerald & Co., and Aegis Capital Corp. (incorporated by reference to Exhibit 1.1 of the current report on Form 8-K filed on September 2, 2025)

(d)(20)	Form of Waiver and Consent, dated September 26, 2025 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on September 29, 2025)

(d)(21)	Open Market Share Repurchase Agreement, dated October 6, 2025 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on October 9, 2025)

(d)(22)	Lock-up Agreement, dated January 15, 2026, by and between Sharps Technology, Inc. and SOL Markets. (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on January 16, 2026)

(d)(23)	Certificate of Designation, Preferences, and Rights of Series C Preferred Stock, dated May 14, 2026. (incorporated by reference to Exhibit 3.1 of the quarterly report on Form 10-Q filed on May 14, 2026)

(d)(24)	Rights Plan, dated as of May 14, 2026, by and between Sharps Technology, Inc. and VStock Transfer LLC, as rights agent. (incorporated by reference to Exhibit 4.1 of the quarterly report on Form 10-Q filed on May 14, 2026)

(d)(25)	Form of Rights Certificate (included as an exhibit to Exhibit d(24))

(d)(26)	Employment Agreement dated May 22, 2026, by and between Company and Arthur Levine (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on May 29, 2026)

(d)(27)	Tender Offer Support and Settlement Agreement dated October 27, 2026 by and between the Company and Bastion Trading Limited, a British Virgin Islands company and certain of its affiliate (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on October 28, 2026)

(g)	Not Applicable.

(h)	Not Applicable.

107	Filing Fee Table.

*	Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2026

SkyAI, Inc.

By:	/s/ Paul K. Danner
Name:	Paul K. Danner
Title:	Principal Executive Officer

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